UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 1)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

UTZ BRANDS, INC.

(Name of the Issuer)

Utz Brands, Inc.

Utz Brands Holdings, LLC

Intersnack Group GmbH & Co. KG

Intersnack Holding Gesellschaft für Auslandsbeteiligungen mbH

Intersnack Group Holding GmbH

Idaho USA, Inc.

Idaho Merger Sub, Inc.

Series U of UM Partners LLC

Series R of UM Partners LLC

(Names of Persons Filing Statement)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

918090101

(CUSIP Number of Class of Securities)

Utz Brands, Inc. Utz Brands Holdings, LLC 900 High Street Hanover, Pennsylvania 17331 Tel: (717) 637-6644	Series U of UM Partners LLC Series R of UM Partners LLC c/o Sageworth Trust Company, 1861 Santa Barbara Drive, Lancaster, Pennsylvania 17601 Tel: (717) 735-8021

Intersnack Group GmbH & Co. KG
Intersnack Holding Gesellschaft für Auslandsbeteiligungen mbH

Intersnack Group Holding GmbH
Idaho USA, Inc.
Idaho Merger Sub, Inc.
Klaus-Bungert-Straße 8 – 8 a,

40468 Düsseldorf

Tel: +49 211-710 65-0

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Sidley Austin LLP One South Dearborn Street Chicago, Illinois 60603 Attention: Scott R. Williams Anika Hermann Bargfrede Email: swilliams@sidley.com abargfrede@sidley.com Tel: (312) 853-7000

Cozen O’Connor

One Liberty Place

1650 Market Street Suite 2800

Philadelphia, PA 19103

Attention: Larry P. Laubach

Seth Popick

Rikisha Collins

Email: LLaubach@cozen.com

spopick@cozen.com

rcollins@cozen.com

Tel: (215) 665-2000

Skadden, Arps, Slate,

Meagher & Flom LLP
One Manhattan West
New York, NY 10001

Attention: Neil Stronski

June Dipchand

Marissa Spalding

Email: Neil.Stronski@skadden.com

June.Dipchand@skadden.com

Marissa.Spalding@skadden.com

Tel: (212) 735-3000

This statement is filed in connection with (check the appropriate box):

(a) ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b) ☐	The filing of a registration statement under the Securities Act of 1933.

(c) ☐	A tender offer.

(d) ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Amendment No. 1 to the Transaction Statement on Schedule 13E-3 (as amended hereby, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Utz Brands, Inc., a Delaware corporation (“Utz”) and the issuer of the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), that is the subject of the Rule 13e-3 transaction; (2) Utz Brands Holdings, LLC, a Delaware limited liability company and a subsidiary of Utz (“Company LLC”); (3) Intersnack Group GmbH & Co. KG, a German limited partnership (Kommanditgesellschaft) (“Parent”); (4) Intersnack Holding Gesellschaft für Auslandsbeteiligungen mbH, a German limited liability company (Gesellschaft mit beschränkter Haftung), the sole stockholder of Acquiror (as defined below) and a direct wholly-owned subsidiary of Parent (“Holdings”); (5) Intersnack Group Holding GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung) and the general partner of Parent; (6) Idaho USA, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdings (“Acquiror”); (7) Idaho Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub”); (8) Series U of UM Partners LLC, a series of Delaware limited liability company (“Series U”); and (9) Series R of UM Partners LLC, a series of Delaware limited liability company (“Series R” and together with Series U, the “Continuing Stockholders”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of July 20, 2026 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among Utz, Parent, Acquiror and Merger Sub. The Merger Agreement provides that, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Utz (the “Merger”), with Utz surviving the Merger and becoming a wholly-owned subsidiary of Acquiror (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), each share of Class A Common Stock issued and outstanding as of immediately prior to the Effective Time (other than shares of Class A Common Stock that are (1) owned or held in treasury by Utz, (2) held by a holder of record or beneficial owner who properly perfects its appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”) with respect to the Merger Agreement or (3) owned by any direct or indirect subsidiary of Utz or by Parent or any of its subsidiaries (including Acquiror or Merger Sub)) will be canceled and automatically converted into the right to receive $14.25 per share in cash, without interest thereon, subject to any required tax withholding in accordance with the terms of the Merger Agreement. At the Effective Time, each share of Class V Common Stock, par value $0.0001 per share, of Utz (together with the Class A Common Stock, the “Utz Common Stock”) issued and outstanding as of immediately prior to the Effective Time will be automatically canceled for no consideration. Following the Merger, Class A Common Stock will no longer be publicly traded and will be delisted from the New York Stock Exchange, and holders of Class A Common Stock will cease to have any ownership interest in Utz. In addition, Class A Common Stock will be deregistered under the Exchange Act and Utz will no longer file periodic reports with the SEC.

In connection with entering into the Merger Agreement, on July 20, 2026, the Continuing Stockholders, Dylan B. Lissette, Timothy P. Brown and the Rice Family Foundation, a Pennsylvania charitable trust (collectively, the “Voting Agreement Stockholders”), entered into a voting agreement with Parent, Acquiror and Utz (the “Voting Agreement”). Pursuant to the Voting Agreement, each Voting Agreement Stockholder agreed, among other things, to vote or cause to be voted all of the shares of Utz Common Stock owned (beneficially or of record) by them (1) in favor of the approval and adoption of the Merger Agreement and the other Transaction Agreements (as defined below) and the transactions contemplated thereby, including the Merger, the TRA Payment (as defined below) and the Recapitalization (as defined below) (collectively, the “Transactions”), with respect to each meeting (or with respect to any action by written consent) at or for which a vote of such Voting Agreement Stockholder is requested for the approval and adoption therefor; (2) in favor of any proposal to adjourn or postpone any meeting of the stockholders of Utz if Utz or Acquiror requests such postponement or adjournment in accordance with the terms of the Merger Agreement, including the Adjournment Proposal (as defined in the Proxy Statement (as defined below)); (3) in favor of any other proposal necessary for the consummation of the Merger, the TRA Payment, the Recapitalization and the other Transactions; (4) against any Company Takeover Proposal (as defined in the Merger Agreement), or any other transaction, proposal, agreement or action made in opposition to approval or adoption of the Merger Agreement, any other Transaction Agreement or in competition with the Merger, the TRA Payment, the Recapitalization and the other Transactions; (5) against any other action, agreement or transaction that would or would reasonably be expected to materially impede, interfere with, delay, postpone, or adversely affect the consummation of the Merger, the TRA Payment and the Recapitalization or performance of such Voting Agreement Stockholder’s obligations under the Voting Agreement; and (6) against any action, proposal, transaction or agreement that would, or would reasonably be expected to, result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Utz contained in the Merger Agreement or any other Transaction Agreement or of such Voting Agreement Stockholder contained in the Voting Agreement or any other Transaction Agreement to which such Voting Agreement Stockholder is a party.

In connection with entering into the Merger Agreement, on July 20, 2026, each of the Continuing Stockholders, Parent, Acquiror, Utz and Company LLC entered into an implementation agreement (the “Implementation Agreement”), under which the parties thereto agreed, among other things, to complete, substantially concurrently with the Closing (as defined in the Merger Agreement), the following transactions in the following sequence: (1) the parties to the Merger Agreement consummating the Merger in accordance with the terms and conditions of the Merger Agreement; (2) the Surviving Corporation making the TRA Payment, in the aggregate, to the Continuing Stockholders in accordance with the terms and conditions of the TRA Amendment (as defined below), substantially concurrently with the Closing; (3) the effectiveness of the Closing Provisions (as defined below) of the Fourth A&R Company LLC Operating Agreement (as defined below), to occur substantially concurrently with the Closing and immediately following the TRA Payment; (4) the Continuing Stockholders’ purchase of an aggregate of 2,315,790 common units of Company LLC (“Common Units”) from the Surviving Corporation at a per-Common Unit price of $14.25 (the “Purchase”), to occur substantially concurrently with the Closing and immediately following the payment of the TRA Payment and the effectiveness of the Closing Provisions of the Fourth A&R Company LLC Operating Agreement; and (5) Company LLC’s redemption from the Surviving Corporation of a number of Common Units in an amount equal to the number of issued and outstanding Common Units held by the Surviving Corporation immediately following the Purchase minus the number of issued and outstanding Common Units held by Continuing Stockholders immediately following the Purchase in exchange for an aggregate amount of cash and, if required, the Redemption Promissory Note (as defined in the Merger Agreement), to occur substantially concurrently with the Closing and immediately following the Purchase at a per-Common Unit price of $14.25, such that, following the Closing, the Purchase and the Redemption, the Continuing Stockholders, in the aggregate, on the one hand, and the Surviving Corporation, on the other hand, will each own 50% of the issued and outstanding Common Units (the “Redemption” and, together with the Purchase, the “Recapitalization”).

In connection with entering into the Merger Agreement, on July 20, 2026, each of Utz, Company LLC and the Continuing Stockholders entered into Amendment No. 1 to the Third Amended and Restated Limited Liability Company Agreement of Company LLC to facilitate the consummation of the Merger and the other Transactions (“Amendment No. 1 to Third A&R Company LLC Operating Agreement”). Amendment No. 1 to Third A&R Company LLC Operating Agreement took effect immediately upon execution thereof, and includes, among other things, restrictions on the Continuing Stockholders’ ability to, prior to the Closing, (1) transfer or exchange their Common Units and (2) change or terminate Utz as the managing member of Company LLC.

In connection with entering into the Merger Agreement, on July 20, 2026, Utz, Company LLC, Series R and Series U (both in its individual capacity and in its capacity as the TRA Representative), entered into Amendment No. 2 to the Tax Receivable Agreement, dated as of August 28, 2020 as amended by Amendment No. 1 to the Tax Receivable Agreement, effective as of January 3, 2022, by and among Utz, Company LLC, the Continuing Stockholders and the TRA Representative (the “Existing Tax Receivable Agreement” and such Amendment No. 2, the “TRA Amendment”). Pursuant to the TRA Amendment, the Existing Tax Receivable Agreement will automatically terminate concurrently with the Effective Time. In connection with such termination, the Continuing Stockholders will be paid an aggregate amount equal to $44 million by the Surviving Corporation (the “TRA Payment”).

In connection with entering into the Merger Agreement, on July 20, 2026, each of Utz, Company LLC and the Continuing Stockholders entered into that certain Fourth Amended and Restated Limited Liability Company Agreement of Company LLC (the “Fourth A&R Company LLC Operating Agreement”). Section 2.8 of the Fourth A&R Company LLC Operating Agreement took effect immediately upon execution thereof and the remainder of the Fourth A&R Company LLC Operating Agreement (the “Closing Provisions”) will be effective substantially concurrently with the Closing, and immediately following the TRA Payment, and will automatically amend and restate in its entirety the existing limited liability company agreement, as amended, of Company LLC. The Closing Provisions of the Fourth A&R Company LLC Operating Agreement set forth, among other things, governance provisions for the post-closing operations of Company LLC, including relating to board composition, member approval rights, transfer restrictions, drag-along rights and certain exit mechanics through a put/call structure (along with mechanics for determining the purchase price in connection with exercising such rights). The Fourth A&R Company LLC Operating Agreement also contains certain restrictive covenants, customary information and access rights, provisions regarding post-closing distributions by Company LLC to the Surviving Corporation and the Continuing Stockholders and other rights and obligations of the members of Company LLC.

In connection with entering into the Merger Agreement, on July 20, 2026, the Continuing Stockholders and Utz entered into a purchase agreement (the “Purchase Agreement”) to effect the Purchase, to occur substantially concurrently with the Closing and immediately following the payment of the TRA Payment and the effectiveness of the Closing Provisions of the Fourth A&R Company LLC Operating Agreement.

In connection with entering into the Merger Agreement, on July 20, 2026, Utz and Company LLC entered into a redemption agreement (the “Redemption Agreement”, and collectively with the Merger Agreement, the Voting Agreement, the Implementation Agreement, the TRA Amendment, Amendment No. 1 to Third A&R Company LLC Operating Agreement, the Fourth A&R Company LLC Operating Agreement and the Purchase Agreement, the “Transaction Agreements”) to effect the Redemption, to occur substantially concurrently with the Closing and immediately following the Purchase, such that, following the Closing, the Purchase and the Redemption, the Continuing Stockholders, in the aggregate, on the one hand, and the Surviving Corporation, on the other hand, will each own 50% of the issued and outstanding Common Units.

The board of directors of Utz (the “Utz Board”) formed a special committee consisting only of directors that the Utz Board determined to each be a “disinterested director” (as defined in Section 144 of the DGCL) with respect to the Transactions (the “Special Committee”). The resolutions delegated to the Special Committee the exclusive power and authority of the Utz Board to (1) consider and evaluate the advisability of a potential sale to Parent of up to 100% of the issued and outstanding shares of capital stock of Utz and any similar transaction involving a material strategic acquisition or a potential sale of Utz, by merger or otherwise, to another party (an “alternative transaction”), including the sole and exclusive authority of the Utz Board to reject any transaction with Parent or any alternative transaction; (2) establish, approve, modify, monitor, and direct the process and procedures related to the negotiation, review, and evaluation of any transaction with Parent or any alternative transaction; (3) initiate and participate in discussions with potential counterparties to any transaction with Parent or any alternative transaction and their representatives; (4) respond to any communications, inquiries, or proposals regarding any transaction with Parent or any alternative transaction; (5) solicit expressions of interest or other proposals for any transaction with Parent or any alternative transaction; (6) review, evaluate, investigate, pursue, and negotiate (or oversee and direct the negotiation of) the structure, form, terms, and conditions of any transaction with Parent or any alternative transaction and the form, terms, and conditions of any definitive agreements or documents in connection therewith; (7) determine whether any transaction with Parent or any alternative transaction is advisable, fair to, and in the best interests of Utz and its stockholders (or any subset of the stockholders of Utz that the Special Committee determined to be appropriate); (8) make one or more recommendations, as appropriate, to the Utz Board as to what action should be taken by the Utz Board, if any, with respect to any transaction with Parent and any alternative transaction, including regarding the approval of any transaction with Parent or any alternative transaction and its recommendation for approval by Utz’s stockholders; (9) review, analyze, evaluate, and monitor all proceedings and activities of Utz related to any transaction with Parent and any alternative transaction; (10) investigate Utz, Parent, the Continuing Stockholders and their respective members, and the members of the Rice and Lissette families, the transaction with Parent and any alternative transaction and any potential counterparties thereto, and any matters related to the foregoing as it deems appropriate; (11) retain advisors (including legal counsel, financial advisors, and strategic consultants) on behalf of the Special Committee or Utz, negotiate, execute, and deliver, and cause to be negotiated, executed, and delivered, any agreements or documents that the Special Committee may deem to be necessary, appropriate, or advisable in connection therewith (including any engagement letter, indemnification agreement, confidentiality agreement, exclusivity agreement, non-solicitation agreement, or standstill agreement), waive rights under all such agreements and documents, and direct payment of monies by Utz in connection therewith; and (12) take such other actions as the Special Committee may deem to be necessary, appropriate, or advisable for the Special Committee to discharge its duties. In addition, the written consent provided that the Utz Board (a) would not approve any transaction with Parent or any alternative transaction or recommend any such transaction to Utz stockholders without the prior favorable recommendation by the Special Committee and (b) would not amend or alter the resolutions for the Special Committee set forth in the unanimous written consent of the Utz Board or dissolve the Special Committee without the consent of the Special Committee until following the consummation of a transaction with Parent or an alternative transaction approved or recommended by the Special Committee.

The Special Committee, after due and careful consideration, and in consultation with the Special Committee’s legal and financial advisors and Utz’s tax advisor, unanimously adopted resolutions that: (1) determined that the Merger Agreement, the other Transaction Agreements and the Transactions (including the Merger, the TRA Payment and the Recapitalization) are fair to, advisable and in the best interests of Utz and the Unaffiliated Utz Stockholders (as defined in the Proxy Statement) and “unaffiliated security holders” as defined in Rule 13e-3 of the Exchange Act; (2) recommended that the Utz Board approve, authorize, adopt and declare advisable the Merger Agreement, the other Transaction Agreements and the Transactions (including the Merger, the TRA Payment and the Recapitalization) and determine that the Merger Agreement, the other Transaction Agreements and the Transactions (including the Merger, the TRA Payment and the Recapitalization) are fair to, and in the best interests of, Utz and its stockholders, including the Unaffiliated Utz Stockholders and “unaffiliated security holders” as defined in Rule 13e-3 of the Exchange Act; and (3) recommended that, subject to Utz Board approval, the Utz Board submit the Merger Agreement and the other Transaction Agreements to the stockholders of Utz for their approval and adoption and recommend that the stockholders of Utz vote in favor of the approval and adoption of the Merger Agreement, the other Transaction Agreements and the Transactions, including the Merger, the TRA Payment and the Recapitalization.

Acting upon the unanimous recommendation of the Special Committee, after due and careful consideration, and in consultation with the Special Committee’s legal and financial advisors and Utz’s tax advisor, the Utz Board unanimously of all voting (with Messrs. Brown and Lissette abstaining due to their interests in the Transactions that differ from those of Utz’s stockholders generally, as described further in the Proxy Statement) adopted resolutions that: (1) approved, authorized, adopted and declared advisable the Merger Agreement, the other Transaction Agreements and the Transactions (including the Merger, the TRA Payment and the Recapitalization); (2) determined that the Merger Agreement, the other Transaction Agreements and the Transactions, including the Merger, the TRA Payment and the Recapitalization, were fair to, and in the best interests of, Utz and its stockholders, including the Unaffiliated Utz Stockholders and “unaffiliated security holders” as defined in Rule 13e-3 of the Exchange Act; (3) submitted the Merger Agreement and the other Transaction Agreements and the Transactions (including the Merger, the TRA Payment and the Recapitalization) to the stockholders of Utz for their approval and adoption; and (4) recommended that the stockholders of Utz vote in favor of the approval and adoption of the Merger Agreement, the other Transaction Agreements and the Transactions, including the Merger, the TRA Payment and the Recapitalization.

The Merger cannot be consummated without the affirmative vote of (1) the holders of a majority of the issued and outstanding shares of Utz Common Stock and (2) a majority of the votes cast by Utz’s disinterested stockholders (as such term is defined in Section 144 of the DGCL), which, for the avoidance of doubt, excludes any stockholder that is not an Unaffiliated Utz Stockholder, in each case, in favor of the approval and adoption of the Merger Agreement, the other Transaction Agreements and the Transactions, including the Merger, the TRA Payment and the Recapitalization.

Concurrently with the filing of this Transaction Statement, Utz is filing Amendment No. 1 to its preliminary proxy statement (as amended, the “Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC, pursuant to which Utz is soliciting proxies from Utz’s stockholders in connection with the Transactions. The Proxy Statement is attached hereto as Exhibit 16(a)(2)(i). A copy of the Merger Agreement is attached as Annex A thereto, a copy of the Opinion of Citigroup Global Markets Inc. is attached as Annex B thereto, a copy of the Voting Agreement is attached as Annex C thereto, a copy of the Implementation Agreement is attached as Annex D thereto, a copy of Amendment No. 1 to Third A&R Company LLC Operating Agreement is attached as Annex E thereto, a copy of the TRA Amendment is attached as Annex F thereto, a copy of the Fourth A&R Company LLC Operating Agreement is attached as Annex G thereto, a copy of the Purchase Agreement is attached as Annex H thereto and a copy of the Redemption Agreement is attached as Annex I thereto. As of the date hereof, the Proxy Statement is in preliminary form, and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Transactions collectively may be deemed to constitute a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that Utz is “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning Utz contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by Utz. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person, including Utz, is responsible for the accuracy of any information supplied by any other Filing Person.

SCHEDULE 13E-3 ITEMS

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

Item 2. Subject Company Information

(a) Name and address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties to the Transactions—Utz”

•	“Questions and Answers”

•	“The Parties to the Transactions—Utz”

•	“Important Information Regarding Utz and Company LLC—Background of Utz”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

•	“Questions and Answers”

•	“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

•	“Important Information Regarding Utz and Company LLC—Security Ownership of Certain Beneficial Owners and Management”

(c) Trading market and price. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers”

•	“Important Information Regarding Utz and Company LLC—Market Price of Class A Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Merger Agreement—Conduct of Business Pending the Merger”

•	“Important Information Regarding Utz and Company LLC—Dividends”

(e) Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Important Information Regarding Utz and Company LLC—Prior Public Offerings”

(f) Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Important Information Regarding Utz and Company LLC—Prior Public Offerings”

•	“Important Information Regarding Utz and Company LLC—Transactions in Utz Common Stock”

Item 3. Identity and Background of Filing Person

(a)-(c) Name and address; Business and background of entities; Business and background of natural persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties to the Transactions—Utz”

•	“Summary Term Sheet—The Parties to the Transactions—Company LLC”

•	“Summary Term Sheet—The Parties to the Transactions—Parent”

•	“Summary Term Sheet—The Parties to the Transactions—Acquiror”

•	“Summary Term Sheet—The Parties to the Transactions—Merger Sub”

•	“Summary Term Sheet—The Parties to the Transactions—Continuing Stockholders”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“The Parties to the Transactions—Utz”

•	“The Parties to the Transactions—Company LLC”

•	“The Parties to the Transactions—Parent”

•	“The Parties to the Transactions—Acquiror”

•	“The Parties to the Transactions—Merger Sub”

•	“The Parties to the Transactions—Continuing Stockholders”

•	“Important Information Regarding Utz and Company LLC”

•	“Important Information Regarding the Parent Entities, the Intersnack General Partner and Holdings”

•	“Important Information Regarding the Continuing Stockholders”

Item 4. Terms of the Transaction

(a)(1) Material terms. Tender offers. Not applicable.

(2) Material terms. Mergers or similar transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Plans of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities for Utz and Company LLC After the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Benefits of the Transactions for the Unaffiliated Security Holders”

•	“Special Factors—Detriments of the Transactions to the Unaffiliated Security Holders”

•	“Special Factors—Certain Effects of the Transactions for the Parent Entities”

•	“Special Factors—Certain Effects of the Transactions for the Continuing Stockholders”

•	“Special Factors—Certain Effects on Utz if the Transactions are not Consummated”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

•	“Special Factors—Intent of the Voting Agreement Stockholders to Vote in Favor of the Transactions”

•	“Special Factors—Accounting Treatment”

•	“Special Factors—U.S. Federal Income Tax Considerations of the Merger”

•	“The Special Meeting—Votes Required”

•	“The Merger Agreement—Effect of the Merger on the Utz Common Stock”

•	“The Merger Agreement—Treatment of Utz Equity Awards”

•	“The Merger Agreement—Payment for Class A Common Stock in the Merger”

•	“The Merger Agreement—Conditions to Consummation of the Merger”

•	Annex A—Agreement and Plan of Merger

•	Annex C—The Voting Agreement

•	Annex D—The Implementation Agreement

•	Annex E—Amendment No. 1 To Third A&R Company LLC Operating Agreement

•	Annex F—The TRA Amendment

•	Annex G—The Fourth A&R Company LLC Operating Agreement

•	Annex H—The Purchase Agreement

•	Annex I—The Redemption Agreement

(c) Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Benefits of the Transactions for the Unaffiliated Security Holders”

•	“Special Factors—Detriments of the Transactions to the Unaffiliated Security Holders”

•	“Special Factors—Certain Effects of the Transactions for the Parent Entities”

•	“Special Factors—Certain Effects of the Transactions for the Continuing Stockholders”

•	“Special Factors—Certain Effects on Utz if the Transactions are not Consummated”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

•	“Special Factors—Intent of the Voting Agreement Stockholders to Vote in Favor of the Transactions”

•	“Special Factors—Financing of the Transactions”

•	“The Merger Agreement—Payment for Class A Common Stock in the Merger”

•	“The Merger Agreement—Other Covenants and Agreements —Indemnification, Exculpation and Insurance”

•	“The Voting Agreement”

•	“The Implementation Agreement”

•	“Amendment No. 1 to Third A&R Company LLC Operating Agreement”

•	“The TRA Amendment”

•	“The Fourth A&R Company LLC Operating Agreement”

•	“The Purchase Agreement”

•	“The Redemption Agreement”

•	“Proposal 2: The Compensation Proposal”

•	Annex A—Agreement and Plan of Merger

•	Annex C—The Voting Agreement

•	Annex D—The Implementation Agreement

•	Annex E—Amendment No. 1 To Third A&R Company LLC Operating Agreement

•	Annex F—The TRA Amendment

•	Annex G—The Fourth A&R Company LLC Operating Agreement

•	Annex H—The Purchase Agreement

•	Annex I—The Redemption Agreement

(d) Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Appraisal Rights”

•	“Questions and Answers”

•	“The Special Meeting—Appraisal Rights”

•	“The Merger Agreement—Effect of the Merger on the Utz Common Stock”

Section 262 of the DGCL, attached hereto as Exhibit 16(f), is incorporated herein by reference.

(e) Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Provisions for Unaffiliated Utz Stockholders”

(f) Eligibility for listing or trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)(1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Plans of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities for Utz and Company LLC after the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Certain Effects of the Transactions for the Parent Entities”

•	“Special Factors—Certain Effects of the Transactions for the Continuing Stockholders”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

•	“Special Factors—Intent of the Voting Agreement Stockholders to Vote in Favor of the Transactions”

•	“Special Factors—Financing of the Transactions”

•	“Special Factors—Fees and Expenses”

•	“The Merger Agreement”

•	“The Voting Agreement”

•	“The Implementation Agreement”

•	“Amendment No. 1 To Third A&R Company LLC Operating Agreement”

•	“The TRA Amendment”

•	“The Fourth A&R Company LLC Operating Agreement”

•	“The Purchase Agreement”

•	“The Redemption Agreement”

•	“Important Information Regarding Utz and Company LLC—Prior Public Offerings”

•	“Important Information Regarding Utz and Company LLC—Transactions in Utz Common Stock”

•	“Important Information Regarding Utz and Company LLC—Past Contacts, Transactions, Negotiations and Agreements”

•	“Important Information Regarding the Parent Entities, the Intersnack General Partner and Holdings”

•	“Important Information Regarding the Continuing Stockholders”

•	“Proposal 2: The Compensation Proposal”

•	Annex A—Agreement and Plan of Merger

•	Annex C—The Voting Agreement

•	Annex D—The Implementation Agreement

•	Annex E—Amendment No. 1 To Third A&R Company LLC Operating Agreement

•	Annex F—The TRA Amendment

•	Annex G—The Fourth A&R Company LLC Operating Agreement

•	Annex H—The Purchase Agreement

•	Annex I—The Redemption Agreement

(b)-(c) Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

•	“Special Factors—Intent of the Voting Agreement Stockholders to Vote in Favor of the Transactions”

•	“The Merger Agreement”

•	“The Voting Agreement”

•	“The Implementation Agreement”

•	“Amendment No. 1 To Third A&R Company LLC Operating Agreement”

•	“The TRA Amendment”

•	“The Fourth A&R Company LLC Operating Agreement”

•	“The Purchase Agreement”

•	“The Redemption Agreement”

•	“Important Information Regarding Utz and Company LLC—Transactions in Utz Common Stock”

•	“Important Information Regarding Utz and Company LLC—Past Contacts, Transactions, Negotiations and Agreements”

•	Annex A—Agreement and Plan of Merger

•	Annex C—The Voting Agreement

•	Annex D—The Implementation Agreement

•	Annex E—Amendment No. 1 To Third A&R Company LLC Operating Agreement

•	Annex F—The TRA Amendment

•	Annex G—The Fourth A&R Company LLC Operating Agreement

•	Annex H—The Purchase Agreement

•	Annex I—The Redemption Agreement

(e) Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Certain Effects of the Transactions for the Parent Entities”

•	“Special Factors—Certain Effects of the Transactions for the Continuing Stockholders”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

•	“Special Factors—Intent of the Voting Agreement Stockholders to Vote in Favor of the Transactions”

•	“Special Factors—Financing of the Transactions”

•	“Special Factors—Fees and Expenses”

•	“The Special Meeting—Votes Required”

•	“The Merger Agreement”

•	“The Voting Agreement”

•	“The Implementation Agreement”

•	“The Purchase Agreement”

•	“The Redemption Agreement”

•	“Proposal 2: The Compensation Proposal”

•	Annex A—Agreement and Plan of Merger

•	Annex C—The Voting Agreement

•	Annex D—The Implementation Agreement

•	Annex H—The Purchase Agreement

•	Annex I—The Redemption Agreement

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Plans of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities for Utz and Company LLC After the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Certain Effects of the Transactions for the Parent Entities”

•	“Special Factors—Certain Effects of the Transactions for the Continuing Stockholders”

•	“Special Factors—Certain Effects on Utz if the Transactions are not Consummated”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

•	“Special Factors—Intent of the Voting Agreement Stockholders to Vote in Favor of the Transactions”

•	“Special Factors—Financing of the Transactions”

•	“Special Factors—Delisting and Deregistration of Class A Common Stock”

•	“The Merger Agreement—Structure of the Merger; Certificate of Incorporation, Bylaws and Directors and Officers of the Surviving Corporation”

•	“The Merger Agreement—Effect of the Merger on the Utz Common Stock”

•	“The Merger Agreement—Treatment of Utz Equity Awards”

•	“The Merger Agreement—Payment for Class A Common Stock in the Merger”

•	“The Voting Agreement”

•	Annex A—Agreement and Plan of Merger

•	Annex C—The Voting Agreement

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Opinion of Citigroup Global Markets Inc. to the Special Committee”

•	“Special Factors—Discussion Materials Provided to Utz by Citigroup Global Markets Inc.”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Plans of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities for Utz and Company LLC After the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Certain Effects of the Transactions for the Parent Entities”

•	“Special Factors—Certain Effects of the Transactions for the Continuing Stockholders”

•	“Special Factors—Certain Effects on Utz if the Transactions are not Consummated”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

•	“Special Factors—Intent of the Voting Agreement Stockholders to Vote in Favor of the Transactions”

•	“Special Factors—Financing of the Transactions”

•	“Special Factors—Delisting and Deregistration of Class A Common Stock”

•	“The Merger Agreement—Structure of the Merger; Certificate of Incorporation, Bylaws and Directors and Officers of the Surviving Corporation”

•	“The Merger Agreement—Effect of the Merger on the Utz Common Stock”

•	“The Merger Agreement—Withholding Rights”

•	“The Merger Agreement—Payment for Class A Common Stock in the Merger”

•	“The Merger Agreement—Other Covenants and Agreements—Indemnification, Exculpation and Insurance”

•	“The Merger Agreement—Other Covenants and Agreements—Employee Matters”

•	“The Voting Agreement”

•	“The Implementation Agreement”

•	“Amendment No. 1 To Third A&R Company LLC Operating Agreement”

•	“The TRA Amendment”

•	“The Fourth A&R Company LLC Operating Agreement”

•	“The Purchase Agreement”

•	“The Redemption Agreement”

•	“Important Information Regarding Utz and Company LLC—Dividends”

•	Annex A—Agreement and Plan of Merger

•	Annex B—Opinion of Citigroup Global Markets Inc.

•	Annex C—The Voting Agreement

•	Annex D—The Implementation Agreement

•	Annex E—Amendment No. 1 To Third A&R Company LLC Operating Agreement

•	Annex F—The TRA Amendment

•	Annex G—The Fourth A&R Company LLC Operating Agreement

•	Annex H—The Purchase Agreement

•	Annex I— The Redemption Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Opinion of Citigroup Global Markets Inc. to the Special Committee”

•	“Special Factors—Discussion Materials Provided to Utz by Citigroup Global Markets Inc.”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Plans of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities for Utz and Company LLC After the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Benefits of the Transactions for the Unaffiliated Security Holders”

•	“Special Factors—Detriments of the Transactions to the Unaffiliated Security Holders”

•	“Special Factors—Certain Effects of the Transactions for the Parent Entities”

•	“Special Factors—Certain Effects of the Transactions for the Continuing Stockholders”

•	Annex B—Opinion of Citigroup Global Markets Inc.

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Plans of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities for Utz and Company LLC After the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Certain Effects on Utz if the Transactions are not Consummated”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Opinion of Citigroup Global Markets Inc. to the Special Committee”

•	“Special Factors—Discussion Materials Provided to Utz by Citigroup Global Markets Inc.”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Plans of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities for Utz and Company LLC After the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Benefits of the Transactions for the Unaffiliated Security Holders”

•	“Special Factors—Detriments of the Transactions to the Unaffiliated Security Holders”

•	“Special Factors—Certain Effects of the Transactions for the Parent Entities”

•	“Special Factors—Certain Effects of the Transactions for the Continuing Stockholders”

•	“Special Factors—Certain Effects on Utz if the Transactions are not Consummated”

•	“Special Factors—Certain Financial Projections”

•	Annex B—Opinion of Citigroup Global Markets Inc.

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Opinion of Citigroup Global Markets Inc. to the Special Committee”

•	“Special Factors—Discussion Materials Provided to Utz by Citigroup Global Markets Inc.”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Plans of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities for Utz and Company LLC After the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Benefits of the Transactions for the Unaffiliated Security Holders”

•	“Special Factors—Detriments of the Transactions to the Unaffiliated Security Holders”

•	“Special Factors—Certain Effects of the Transactions for the Parent Entities”

•	“Special Factors—Certain Effects of the Transactions for the Continuing Stockholders”

•	“Special Factors—Certain Effects on Utz if the Transactions are not Consummated”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—U.S. Federal Income Tax Considerations of the Merger”

•	“Special Factors—Financing of the Transactions”

•	“Special Factors—Contingent Redemption Shortfall Obligations”

•	“Special Factors—Delisting and Deregistration of Class A Common Stock”

•	“Special Factors—Fees and Expenses”

•	“The Special Meeting—Appraisal Rights”

•	“The Merger Agreement—Structure of the Merger; Certificate of Incorporation, Bylaws and Directors and Officers of the Surviving Corporation”

•	“The Merger Agreement—Effect of the Merger on the Utz Common Stock”

•	“The Merger Agreement—Withholding Rights”

•	“The Merger Agreement—Treatment of Utz Equity Awards”

•	“The Merger Agreement—Payment for Class A Common Stock in the Merger”

•	“The Merger Agreement—Other Covenants and Agreements—Indemnification, Exculpation and Insurance”

•	“The Merger Agreement—Other Covenants and Agreements—Employee Matters”

•	“The Voting Agreement”

•	“The Implementation Agreement”

•	“Amendment No. 1 To Third A&R Company LLC Operating Agreement”

•	“The TRA Amendment”

•	“The Fourth A&R Company LLC Operating Agreement”

•	“The Purchase Agreement”

•	“The Redemption Agreement”

•	“Important Information Regarding Utz and Company LLC—Dividends”

•	“Proposal 2: The Compensation Proposal”

•	Annex A—Agreement and Plan of Merger

•	Annex B—Opinion of Citigroup Global Markets Inc.

•	Annex C—The Voting Agreement

•	Annex D—The Implementation Agreement

•	Annex E—Amendment No. 1 To Third A&R Company LLC Operating Agreement

•	Annex F—The TRA Amendment

•	Annex G—The Fourth A&R Company LLC Operating Agreement

•	Annex H—The Purchase Agreement

•	Annex I—The Redemption Agreement

Section 262 of the DGCL, attached hereto as Exhibit 16(f), is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a)-(b) Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Opinion of Citigroup Global Markets Inc. to the Special Committee”

•	“Special Factors—Discussion Materials Provided to Utz by Citigroup Global Markets Inc.”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Benefits of the Transactions for the Unaffiliated Security Holders”

•	“Special Factors—Detriments of the Transactions to the Unaffiliated Security Holders”

•	“Special Factors—Certain Effects of the Transactions for the Parent Entities”

•	“Special Factors—Certain Effects of the Transactions for the Continuing Stockholders”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

•	“Special Factors—Intent of the Voting Agreement Stockholders to Vote in Favor of the Transactions”

•	“The Voting Agreement”

•	Annex B—Opinion of Citigroup Global Markets Inc.

•	Annex C—The Voting Agreement

(c) Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“The Special Meeting—Record Date; Shares Entitled to Vote; Quorum”

•	“The Special Meeting—Votes Required”

•	“The Special Meeting—Voting of Proxies”

•	“The Special Meeting—Revocability of Proxies”

•	“The Special Meeting—Solicitation of Proxies”

•	“The Merger Agreement—Conditions to Consummation of the Merger”

•	“Proposal 1: The Transaction Proposal”

•	Annex A—Agreement and Plan of Merger

(d) Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Opinion of Citigroup Global Markets Inc. to the Special Committee”

•	“Special Factors—Discussion Materials Provided to Utz by Citigroup Global Markets Inc.”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	Annex B—Opinion of Citigroup Global Markets Inc.

(e) Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

(f) Other offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(b) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Opinion of Citigroup Global Markets Inc. to the Special Committee”

•	“Special Factors—Discussion Materials Provided to Utz by Citigroup Global Markets Inc.”

•	“Special Factors—Discussion Materials Provided to the Parent Entities”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Where You Can Find Additional Information”

•	Annex B—Opinion of Citigroup Global Markets Inc.

(c) Availability of documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find Additional Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Utz during its regular business hours by any interested equity holder of Utz Common Stock or by a representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a), (b), (d) Source of funds; Conditions; Borrowed funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Financing of the Transactions”

•	“The Merger Agreement—Conduct of Business Pending the Merger”

•	“The Merger Agreement—Other Covenants and Agreements”

•	“The Merger Agreement—Conditions to Consummation of the Merger”

•	“The Implementation Agreement—General Obligations”

•	“The TRA Amendment”

•	“The Fourth A&R Company LLC Operating Agreement”

•	“The Purchase Agreement”

•	“The Redemption Agreement”

•	Annex A—Agreement and Plan of Merger

•	Annex D—The Implementation Agreement

•	Annex F—The TRA Amendment

•	Annex G—The Fourth A&R Company LLC Operating Agreement

•	Annex H—The Purchase Agreement

•	Annex I—The Redemption Agreement

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Certain Effects on Utz if the Transactions are not Consummated”

•	“Special Factors—Fees and Expenses”

•	“The Special Meeting—Solicitation of Proxies”

•	“The Merger Agreement—Termination”

•	“The Merger Agreement—Termination Fee”

•	“The Merger Agreement—Expenses”

•	“The Implementation Agreement—Expenses”

•	Annex A—Agreement and Plan of Merger

•	Annex D—The Implementation Agreement

Item 11. Interest in Securities of the Subject Company

(a) Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

•	“Special Factors—Intent of the Voting Agreement Stockholders to Vote in Favor of the Transactions”

•	“The Voting Agreement”

•	“Important Information Regarding Utz and Company LLC—Security Ownership of Certain Beneficial Owners and Management”

•	“Important Information Regarding the Parent Entities, the Intersnack General Partner and Holdings”

•	“Important Information Regarding the Continuing Stockholders”

•	Annex C—The Voting Agreement

(b) Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Background of the Transactions”

•	“The Merger Agreement”

•	“The Voting Agreement”

•	“Important Information Regarding Utz and Company LLC—Security Ownership of Certain Beneficial Owners and Management”

•	“Important Information Regarding Utz and Company LLC—Prior Public Offerings”

•	“Important Information Regarding Utz and Company LLC—Transactions in Utz Common Stock”

•	“Important Information Regarding the Parent Entities, the Intersnack General Partner and Holdings”

•	“Important Information Regarding the Continuing Stockholders”

•	Annex A—Agreement and Plan of Merger

•	Annex C—The Voting Agreement

Item 12. The Solicitation or Recommendation

(d) Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

•	“Special Factors—Intent of the Voting Agreement Stockholders to Vote in Favor of the Transactions”

•	“The Special Meeting—Votes Required”

•	“The Special Meeting—Shares Held by Utz’s Directors and Executive Officers”

•	“The Voting Agreement”

•	Annex C—The Voting Agreement

(e) Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Intent of Utz’s Directors and Executive Officers to Vote in Favor of the Transactions”

•	“Special Factors—Intent of the Voting Agreement Stockholders to Vote in Favor of the Transactions”

•	“The Voting Agreement”

•	“Proposal 1: The Transaction Proposal”

•	Annex C—The Voting Agreement

Item 13. Financial Statements

(a) Financial statements. The audited consolidated financial statements set forth in Item 8 of Utz’s Annual Report on Form 10-K for the fiscal year ended December 28, 2025 and the financial statements set forth in Item 1 of Utz’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2026 are incorporated herein by reference.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Certain Effects of the Merger”

•	“Special Factors—Certain Financial Projections”

•	“Important Information Regarding Utz and Company LLC—Selected Historical Consolidated Financial Data”

•	“Important Information Regarding Utz and Company LLC—Book Value Per Share”

•	“Where You Can Find Additional Information”

(b) Pro forma information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

•	“Special Factors—Background of the Transactions”

•	“Special Factors—Purposes and Reasons of the Utz Board and the Special Committee for the Transactions; Recommendation of the Special Committee and the Utz Board”

•	“Special Factors—Position of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities as to the Fairness of the Transactions”

•	“Special Factors—Plans of the Continuing Stockholders, the Intersnack General Partner, Holdings and the Parent Entities for Utz and Company LLC After the Transactions”

•	“Special Factors—Purposes and Reasons of the Parent Entities for the Transactions”

•	“Special Factors—Purposes and Reasons of the Continuing Stockholders for the Transactions”

•	“Special Factors—Purposes and Reasons of Company LLC for the Transactions; Certain Effects of the Transactions for Company LLC; Fairness of the Transactions”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“Special Factors—Fees and Expenses”

•	“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Special Factors—Interests of Utz’s Directors and Executive Officers in the Transactions”

•	“The Merger Agreement—Effect of the Merger on the Utz Common Stock”

•	“The Merger Agreement—Treatment of Utz Equity Awards”

•	“Proposal 2: The Compensation Proposal”

•	Annex A—Agreement and Plan of Merger

(c) Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

The following exhibits are filed herewith:

•	16(a)(2)(i) Preliminary Proxy Statement of Utz Brands, Inc., as amended (included in the Schedule 14A filed on September 24, 2026 and incorporated herein by reference).

•	16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

•	16(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

•	16(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

•	16(a)(2)(v) Current Report on Form 8-K, dated July 21, 2026 (included in Schedule 14A filed on July 21, 2026 and incorporated herein by reference).

•	16(a)(2)(vi) Soliciting Materials (included in Schedule 14A filed on July 21, 2026 and incorporated herein by reference).

•	16(a)(2)(vii) Soliciting Materials (included in Schedule 14A filed on July 21, 2026 and incorporated herein by reference).

•	16(a)(2)(viii) Current Report on Form 8-K, dated July 22, 2026 (included in Schedule 14A filed on July 22, 2026 and incorporated herein by reference).

•	16(a)(2)(ix) Current Report on Form 8-K, dated August 5, 2026 (incorporated herein by reference).

•

16(b)(i)*^ Term Facility Agreement, dated August 19, 2026, by and among (1) Intersnack Group GmbH & Co. KG, (2) COMMERZBANK Aktiengesellschaft, as documentation agent, bookrunner and mandated lead arranger, and Landesbank Baden-Württemberg, as bookrunner and mandated lead arranger, (3) COMMERZBANK Aktiengesellschaft and Landesbank Baden-Württemberg, as lenders, and (4) COMMERZBANK Aktiengesellschaft, as facility agent.

•	16(b)(ii)^ Debt Commitment Letter, dated July 20, 2026, by and among Intersnack Group GmbH & Co. KG, Bank of America, N.A. and BofA Securities, Inc.

•

16(b)(iii)^ Amended and Restated Debt Commitment Letter, dated August 17, 2026, by and among Intersnack Group GmbH & Co. KG, Bank of America, N.A., BofA Securities, Inc., BNP Paribas, BNP Paribas Securities Corp., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Goldman Sachs Bank USA, HSBC Bank USA, National Association, HSBC Securities (USA) Inc., Morgan Stanley Senior Funding, Inc., Wells Fargo Bank, National Association and Wells Fargo Securities, LLC.

•

16(c)(i) Opinion of Citigroup Global Markets Inc. to the Special Committee of the Board of Directors of Utz Brands, Inc., dated July 20, 2026 (included as Annex B to the Proxy Statement and incorporated herein by reference).

•	16(c)(ii)*^ Citigroup Inc. Discussion Materials to Intersnack Group GmbH & Co. KG, dated as of November 5, 2025.

•	16(c)(iii)^ Citigroup Inc. Discussion Materials to Intersnack Group GmbH & Co. KG, dated as of November 18, 2025.

•	16(c)(iv)^ Citigroup Inc. Discussion Materials to Intersnack Group GmbH & Co. KG, dated as of December 1, 2025.

•	16(c)(v)^ Citigroup Inc. Discussion Materials to Intersnack Group GmbH & Co. KG, dated as of December 18, 2025.

•	16(c)(vi)^ Bank of America Corporation Discussion Materials to Intersnack Group GmbH & Co. KG, dated as of February 5, 2026.

•	16(c)(vii)^ Bank of America Corporation Management Incentive Analysis to Intersnack Group GmbH & Co. KG, dated as of February 6, 2026.

•	16(c)(viii)^ Bank of America Corporation Discussion Materials – Shareholder Agreement & RSUs to Intersnack Group GmbH & Co. KG, dated as of February 2026.

•	16(c)(ix)^ Bank of America Discussion Materials to Intersnack Group GmbH & Co. KG, dated as of March 4, 2026.

•	16(c)(x)^ Bank of America Discussion Materials to Intersnack Group GmbH & Co. KG, dated as of March 4, 2026.

•	16(c)(xi)^ Bank of America Discussion Materials to Intersnack Group GmbH & Co. KG, dated as of March 9, 2026.

•	16(c)(xii)^ Bank of America Reviewing Transaction Sources & Uses to Intersnack Group GmbH & Co. KG, dated as of May 2026.

•	16(c)(xiii)^ Bank of America Discussion Materials to Intersnack Group GmbH & Co. KG, dated as of June 15, 2026.

•	16(c)(xiv)^ Bank of America Reviewing Transaction Final Sources & Uses Proposal to Intersnack Group GmbH & Co. KG, dated as of June 2026.

•	16(c)(xv)^ Bank of America Discussion Materials to Intersnack Group GmbH & Co. KG, dated as of June 2026.

•	16(c)(xvi)^ EY-Parthenon GmbH Wirtschaftsprfungsesellschaft Structuring Report to Intersnack Group GmbH & Co. KG, dated as of July 7, 2026.

•	16(c)(xvii)^ I-ADVISE Projekt Go West – Net Income Analysis to Intersnack Group GmbH & Co. KG, dated as of February 2, 2026.

•	16(c)(xviii)^ I-ADVISE Projekt Go West – Net Income Analysis to Intersnack Group GmbH & Co. KG, dated as of February 13, 2026.

•	16(c)(xix)^ Citigroup Global Markets Inc. Discussion Materials to the Special Committee of the Board of Directors of Utz Brands, Inc., dated as of March 2026.

•	16(c)(xx)^ Citigroup Global Markets Inc. Discussion Materials to the Special Committee of the Board of Directors of Utz Brands, Inc., dated as of March 31, 2026.

•	16(c)(xxi)^ Citigroup Global Markets Inc. Discussion Materials to the Special Committee of the Board of Directors of Utz Brands, Inc., dated as of April 17, 2026.

•

16(c)(xxii)^ Citigroup Global Markets Inc. Illustrative Sponsor Ability to Pay Analysis to the Special Committee of the Board of Directors of Utz Brands, Inc., dated as of April 23, 2026 and reviewed with the Special Committee on April 28, 2026.

•	16(c)(xxiii)^ Citigroup Global Markets Inc. Discussion Materials to the Special Committee of the Board of Directors of Utz Brands, Inc., dated as of June 19, 2026.

•	16(c)(xxiv)*^ Citigroup Global Markets Inc. Illustrative Alternative Buyer Analysis to the Special Committee of the Board of Directors of Utz Brands, Inc., dated as of June 19, 2026.

•	16(c)(xxv)^ Citigroup Global Markets Inc. Discussion Materials to the Special Committee of the Board of Directors of Utz Brands, Inc., dated as of July 19, 2026.

•	16(c)(xxvi)* Citigroup Global Markets Inc. Discussion Materials to the Special Committee of the Board of Directors of Utz Brands, Inc., dated as of May 5, 2026.

•

16(d)(i) Agreement and Plan of Merger, dated as of July 20, 2026, by and among Utz Brands, Inc., Idaho USA, Inc., Idaho Merger Sub, Inc. and Intersnack Group GmbH & Co. KG (included as Annex A to the Proxy Statement and incorporated herein by reference).

•

16(d)(ii) Voting Agreement, dated as of July 20, 2026, by and among Utz Brands, Inc., Intersnack Group GmbH & Co. KG, Idaho USA, Inc., Series U of UM Partners, LLC, Series R of UM Partners, LLC, Dylan B. Lissette, Timothy P. Brown and the Rice Family Foundation (included as Annex C to the Proxy Statement and incorporated herein by reference).

•

16(d)(iii) Implementation Agreement, dated as of July 20, 2026, by and among Utz Brands, Inc., Utz Brands Holdings, LLC, Intersnack Group GmbH & Co. KG, Idaho USA, Inc., Series U of UM Partners, LLC and Series R of UM Partners, LLC (included as Annex D to the Proxy Statement and incorporated herein by reference).

•

16(d)(iv) Amendment No. 1 to Third Amended and Restated Limited Liability Company Agreement of Utz Brands Holdings, LLC, dated as of July 20, 2026, by and among Utz Brands Holdings, LLC, Utz Brands, Inc., Series U of UM Partners, LLC and Series R of UM Partners, LLC (included as Annex E to the Proxy Statement and incorporated herein by reference).

•

16(d)(v) Amendment No. 2 to Tax Receivable Agreement, dated as of July 20, 2026, by and among Utz Brands, Inc., Utz Brands Holdings, LLC, Series U of UM Partners, LLC, Series R of UM Partners, LLC, and the TRA Party Representative (as defined therein) (included as Annex F to the Proxy Statement and incorporated herein by reference).

•

16(d)(vi) Fourth Amended and Restated Limited Liability Company Agreement of Utz Brands Holdings, LLC, dated as of July 20, 2026, by and among Utz Brands Holdings, LLC, Utz Brands, Inc., Series U of UM Partners, LLC and Series R of UM Partners, LLC (included as Annex G to the Proxy Statement and incorporated herein by reference).

•

16(d)(vii) Purchase Agreement, dated as of July 20, 2026, by and among Utz Brands, Inc., Series U of UM Partners, LLC and Series R of UM Partners, LLC (included as Annex H to the Proxy Statement and incorporated herein by reference).

•

16(d)(viii) Redemption Agreement, dated as of July 20, 2026, by and between Utz Brands, Inc. and Utz Brands Holdings, LLC (included as Annex I to the Proxy Statement and incorporated herein by reference).

•	16(f)^ Section 262 of the Delaware General Corporation Law.

•	107^ Filing Fee Table.

*	Certain portions of the exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.
^	Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on August 24, 2026.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2026

UTZ BRANDS, INC.

By:	/s/ Theresa R. Shea
Name: Theresa R. Shea
Title: Executive Vice President,
Chief Legal Officer & Corporate Secretary

UTZ BRANDS HOLDINGS, LLC

By:	/s/ Theresa R. Shea
Name: Theresa R. Shea
Title: Executive Vice President,
Chief Legal Officer & Corporate Secretary

INTERSNACK GROUP GMBH & CO. KG

By:	/s/ Johan van Winkel
Name: Johan van Winkel
Title: Executive Chairman

By:	/s/ Henrik Bauwens
Name: Henrik Bauwens
Title: Chief Financial Officer

INTERSNACK HOLDING GESELLSCHAFT FÜR AUSLANDSBETEILIGUNGEN MBH

By:	/s/ Johan van Winkel
Name: Johan van Winkel
Title: Managing Director

By:	/s/ Henrik Bauwens
Name: Henrik Bauwens
Title: Managing Director

INTERSNACK GROUP HOLDING GMBH

By:	/s/ Johan van Winkel
Name: Johan van Winkel
Title: Managing Director

By:	/s/ Henrik Bauwens
Name: Henrik Bauwens
Title: Managing Director

IDAHO USA, INC.

By:	/s/ Johan van Winkel
Name: Johan van Winkel
Title: Chief Executive Officer

By:	/s/ Henrik Bauwens
Name: Henrik Bauwens
Title: Chief Financial Officer and Secretary

IDAHO MERGER SUB, INC.

By:	/s/ Johan van Winkel
Name: Johan van Winkel
Title: Chief Executive Officer

By:	/s/ Henrik Bauwens
Name: Henrik Bauwens
Title: Chief Financial Officer and Secretary

SERIES U OF UM PARTNERS LLC

By:	/s/ Dylan B. Lissette
Name: Dylan B. Lissette
Title: President and Chief Executive Officer

SERIES R OF UM PARTNERS LLC

By:	/s/ Dylan B. Lissette
Name: Dylan B. Lissette
Title: President and Chief Executive Officer

ANNEX I

(evidence of signing authority with respect to Intersnack Group GmbH & Co. KG)

Handelsregister A des	Abteilung A	Nummer der Firma:
Amtsgerichts Düsseldorf	Wiedergabe des aktuellen Registerinhalts	HRA 20277
Abruf vom 21.08.2026 00:06

Abdruck	Seite 1 von 2

1.	Anzahl der bisherigen Eintragungen:

18

2.	a) Firma:

Intersnack Group GmbH & Co. KG

b) Sitz, Niederlassung, inländische Geschäftsanschrift, Zweigniederlassungen:

Düsseldorf

Geschäftsanschrift: Klaus-Bungert-Straße 8 - 8 a, 40468 Düsseldorf

c) Gegenstand des Unternehmens:

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3.	a) Allgemeine Vertretungsregelung:

Jeder persönlich haftende Gesellschafter vertritt einzeln.

Ist eine GmbH persönlich haftende Gesellschafterin, sind alle übrigen persönlich haftenden Gesellschafter, die keine GmbH sind, von der Vertretung ausgeschlossen.

b) Inhaber, persönlich haftende Gesellschafter, Geschäftsführer, Vorstand, Vertretungsberechtigte und besondere Vertretungsbefugnis:

Persönlich haftender Gesellschafter: Schöneberg, Uwe, Haan, *07.04.1964

Mit der Befugnis für sich und ihre Geschäftsführer die Gesellschaft bei der Vornahme von Rechtsgeschäften zwischen der Gesellschaft und der Intersnack Group Holding GmbH zu vertreten:

Persönlich haftender Gesellschafter: Intersnack Group Holding GmbH, Düsseldorf (Amtsgericht Düsseldorf HRB 61256)

4.	Prokura:

---

5.	a) Rechtsform, Beginn und Satzung:

Kommanditgesellschaft

b) Sonstige Rechtsverhältnisse:

---

c) Kommanditisten, Mitglieder:

Kommanditist(en):

Enterofagos GmbH, Köln (Amtsgericht Köln HRB 33024), Einlage: 40.000.000,00 EUR

Handelsregister A des	Abteilung A	Nummer der Firma:
Amtsgerichts Düsseldorf	Wiedergabe des aktuellen Registerinhalts	HRA 20277
Abruf vom 21.08.2026 00:06

Abdruck	Seite 2 von 2

6.	a) Tag der letzten Eintragung:

09.06.2026

ANNEX I

Commercial Register A of the Düsseldorf Local Court	Section A Reproduction of the current register contents Retrieved on August 21, 2026, at 12:06 a.m.	Company Number: HRA 20277

1.	Number of entries to date: 18

2.	a) Company name:

Intersnack Group GmbH & Co. KG

b) Registered office, branch office, domestic business address, subsidiaries:

Düsseldorf

Business address: Klaus-Bungert-Straße 8-8a, 40468 Düsseldorf

c) Purpose of the company:

---

3.	a) General rules governing representation:

Each personally liable partner has individual power of representation.

If a limited liability company (GmbH) is a general partner, all other general partners that are not limited liability companies are excluded from representation.

b) Owners, general partners, managing directors, board members, authorized representatives, and special powers of representation:

General partner: Schöneberg, Uwe, Haan, born April 7, 1964

Authorized to represent the company, on its own behalf and on behalf of its managing directors, in legal transactions between the company and Intersnack Group Holding GmbH:

General Partner: Intersnack Group Holding GmbH, Düsseldorf (Düsseldorf Local Court, HRB 61256)

4.	Authorized signatory:

---

5.	a) Legal form, date of incorporation, and articles of association:

Limited partnership

b) Other legal relationships:

---

c) Limited partners, members:

Limited partner(s):

Enterofagos GmbH, Cologne (Cologne Local Court HRB 33024), Capital Contribution: 40,000,000.00 EUR

6.	a) Date of the most recent entry:

June 9, 2026